Mail Stop 3561

February 6, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Mary E. Higgins
Chief Financial Officer
Herbst Gaming, Inc.
3440 West Russell Road
Las Vegas, NV 89118

> **Re:** **Herbst Gaming, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 333-71094**

Dear Ms. Higgins:

We have received your response letter dated January 15, 2008 and have the following additional comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

1. With respect to prior comments one and two, you indicate that your valuation analysis for the Primm and Sands Regents acquisitions will be completed by the end of January. In this regard, please provide us with an updated response that fully addresses our concerns with respect to the disclosure requirements of paragraph 51 of SFAS No. 141. As part of your response, please provide us with your revised disclosures which will be included your Form 10-K for the year ended December 31, 2007. If your valuation analyses result in material adjustments to your initial purchase price allocation, please explain to us in detail the nature, facts and circumstance surrounding the reasons for the adjustment and why such amounts could not be determined prior to the fourth quarter of fiscal 2007. We may have further comments upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Paytre Topp, Counsel
(213) 229-6966